Exhibit 99.1

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INNATE PHARMA

French société anonyme organized with a Supervisory Board and an Executive Board

Share capital of EUR3,950,047.60
Headquarters: 117, avenue de Luminy, 13009 Marseille
424 365 336 R.C.S. Marseille

(the « Company »)

Shareholders’ general meeting of 28 MAY 2021

MEETING NOTICE

WARNING

Dear shareholders, in the evolving context of the coronavirus (Covid-19) epidemic and the fight against its spread, the procedures for holding the Combined General Meeting have been adapted in accordance with the Ordinance No. 2020-321 of 25 March 2020 (as modified by the Ordinance n°2020-1497 of 2 December 2020) (the "Covid-19 Ordinance") and the Decree No. 2020-418 of 10 April 2020 (as modified by the Decree No. 2020-1614 of 18 December 2020) (the "Covid-19 Decree"), extended by the Decree No. 2021-55 of 9 March 2021.

At the date of this publication, administrative measures limiting or prohibiting travel or collective gatherings for health reasons prevent the physical presence of its members to the Combined General Meeting.

In this exceptional context, the shareholders are invited to vote before the Combined General Meeting by correspondence or through a proxy.

The Combined General Meeting will be broadcasted live by the Company and the shareholders will have the possibility to ask questions during the meeting. The connection details and the recordingwill be available on the Company’s website (www.innate-pharma.com).

INNATE PHARMA shareholders are informed that the Combined General Meeting will be held on 28 May 2021 at 11:00 a.m. at the Company's registered office.

The purpose of the Combined Shareholders' Meeting will be to deliberate on the following agenda:

AGENDA

I. Resolutions to be submitted to the ordinary shareholder’s meeting

Resolution n° 1 – Approval of the annual financial statements for the 2020 fiscal year

Resolution n° 2 – Approval of the consolidated financial statements for the 2020 fiscal year

Resolution n° 3 – Allocation of earnings for the fiscal year

Resolution n° 4 – Related-party transactions entered into with the Centre Léon Bérard and Jean-Yves Blay

Resolution n° 5 – Related-party transaction entered into with Pascale Boissel

Resolution n° 6 – Related-party transaction entered into with Novo Nordisk A/S

Resolution n° 7 – Related-party transaction entered into with Bpifrance Financement

Resolution n° 8 – Renewal of Hervé Brailly as member of the Supervisory Board

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Resolution n° 9 – Renewal of Gilles Brisson as member of the Supervisory Board

Resolution n° 10 – Renewal of Irina Staatz Granzer as member of the Supervisory Board

Resolution n° 11 – Renewal of Véronique Chabernaud as member of the Supervisory Board

Resolution n° 12 – Renewal of Patrick Langlois as member of the Supervisory Board

Resolution n° 13 – Renewal of Bpifrance Participations as member of the Supervisory Board

Resolution n° 14 – Renewal of Jean-Yves Blay as member of the Supervisory BoardResolution n° 15 – Renewal of Olivier Martinez as observer of the Supervisory Board

Resolution n° 16 – Determination of the compensation referred to in article L.225-83 of the French Commercial Code to be allocated to members of the Supervisory Board

Resolution n° 17 – Approval of the general principles of the compensation policy of the corporate officers (mandataires sociaux) for the 2021 fiscal year

Resolution n° 18 – Approval of the compensation policy of the Chairman of the Executive Board for the 2021 fiscal year

Resolution n° 19 – Approval of the compensation policy of the Executive Board members (except the Chairman of the Executive Board) for the 2021 fiscal year

Resolution n° 20 – Approval of the compensation policy of the Chairman of the Supervisory Board for the 2021 fiscal year

Resolution n° 21 – Approval of the compensation policy of the Supervisory Board members (except the Chairman of the Supervisory Board) for the 2021 fiscal year

Resolution n° 22 – Approval of the various components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the corporate officers (mandataires sociaux)

Resolution n° 23 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the Chairman of the Executive Board

Resolution n° 24 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the Executive Board members (except the Chairman of the Executive Board)

Resolution n° 25 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the Chairman of the Supervisory Board

Resolution n° 26 – Authorization for the Company’s purchase of its own shares

II. Resolutions to be submitted to the extraordinary shareholder’s meeting:

Resolution n° 27 – Authorization granted to the Executive Board to allocate share subscription and/or share purchase options for the benefit of employees of the subsidiary of the Company, Innate Pharma Inc.

Resolution n° 28 – Authorization granted to the Executive Board to allocate existing or new free shares for the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries as part of their variable annual compensation

Resolution n° 29 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries

Resolution n° 30 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of employees of the Company or its subsidiaries

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Resolution n° 31 – Delegation of authority to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan

Resolution n° 32 – Delegation of power granted to the Executive Board for the purpose of cancelling all or part of the treasury shares of the Company, acquired pursuant to the authorization to repurchase shares

Resolution n° 33 – Amendment of the Articles of Association

Resolution n° 34 – Powers for formalities

TEXT OF RESOLUTIONS

I. Resolutions to be submitted to the ordinary shareholder’s meeting:

Resolution n° 1 – Approval of the annual financial statements for the 2020 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the report of the Executive Board, the Supervisory Board’s observations on the report of the Executive Board and the report of the Statutory Auditors on the performance of their mission during the fiscal year ended 31 December 2020, approves the annual financial statements as they were presented to the Shareholders’ meeting, as well as the transactions evidenced in these statements and summarized in these reports.

The Shareholders’ meeting acknowledges that the annual financial statements for the fiscal year ended 31 December 2020 show expenditures referred to in Article 39,4° of the French General Tax Code (Code général des impôts) and incurred by the Company during the fiscal year ended 31 December 2020 amounting to EUR175,322 for Supervisory Board members attendance fees pursuant to Article L.225-83 of the French Commercial Code (Code de commerce) and EUR10,033 for excess amortizations (amortissements excédentaires) on private passenger vehicles.

The Shareholders’ meeting also acknowledges that said financial statements do not show general expenses referred to in Article 39,5° of the French General Tax Code.

Resolution n° 2 – Approval of the consolidated financial statements for the 2020 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ meetings, having deliberated and reviewed the report of the Executive Board, the Supervisory Board’s observations on the report of the Executive Board and the report of the Statutory Auditors on the performance of their mission during the fiscal year ended 31 December 2020, approves the consolidated financial statements for the fiscal year ended 31 December 2020 (drawn up on 26 April 2021) as they were presented to the Shareholders’ meeting, as well as the transactions evidenced in these statements and summarized in these reports.

Resolution n° 3 – Allocation of earnings for the fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the Executive Board’s report, decides to allocate the EUR119,268,971.79 loss incurred in the fiscal year ended 31 December 2020 to the accounting item entitled “Retained Earnings”. After the allocation of this profit, “Retained Earnings” will amount to a loss of EUR222,409,635.49

Pursuant to Article 243 bis of the French General Tax Code, the General Shareholders’ meeting acknowledges that no dividend was distributed over the last three fiscal years.

Resolution n° 4 – Related-party transactions entered into with the Centre Léon Bérard and Jean-Yves Blay

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the Executive Board’s report and the special report of the Statutory Auditors on the related-party transactions referred to in Article L.225-86 of the French Commercial Code (Code de Commerce), acknowledges the conclusions outlined in said report and approves the related-party transactions with the Centre Léon Bérard (whose Jean-Yves Blay is the director) and Jean-Yves Blay, respectively, mentioned therein pursuant to Article L.225-88 of the French Commercial Code.

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Resolution n° 5 – Related-party transaction entered into with Pascale Boissel

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the Executive Board’s report and the special report of the Statutory Auditors on the related-party transactions referred to in Article L.225-86 of the French Commercial Code (Code de Commerce), acknowledges the conclusions outlined in said report and approves the related-party transaction with Pascale Boissel mentioned therein pursuant to Article L.225-88 of the French Commercial Code.

Resolution n° 6 – Related-party transaction entered into with Novo Nordisk A/S

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the Executive Board’s report and the special report of the Statutory Auditors on the related-party transactions referred to in Article L.225-86 of the French Commercial Code (Code de Commerce), acknowledges the conclusions outlined in said report and approves the related-party transaction with Novo Nordisk A/S mentioned therein pursuant to Article L.225-88 of the French Commercial Code.

Resolution n° 7 – Related-party transaction entered into with Bpifrance Financement

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having deliberated and reviewed the Executive Board’s report and the special report of the Statutory Auditors on the related-party transactions referred to in Article L.225-86 of the French Commercial Code (Code de Commerce), acknowledges the conclusions outlined in said report and approves the related-party transaction with Bpifrance Financement mentioned therein pursuant to Article L.225-88 of the French Commercial Code.

Resolution n° 8 – Renewal of Mr. Hervé Brailly as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the term of office of Mr. Hervé Brailly as a member of the Supervisory Board expires today and having deliberated, renews the appointment as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2023 to approve the financial statements for the fiscal year ended December 31, 2022 of:

Mr. Hervé Brailly

Mr. Hervé Brailly has indicated that he would accept the duties assigned to him and that nothing prevents him from accepting these duties.

Resolution n° 9 – Renewal of Mr. Gilles Brisson as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the term of office of Mr. Gilles Brisson as a member of the Supervisory Board expires today and having deliberated, renews the appointment as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2023 to approve the financial statements for the fiscal year ended December 31, 2022 of:

Mr. Gilles Brisson

Mr. Gilles Brisson has indicated that he would accept the duties assigned to him and that nothing prevents him from accepting these duties.

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Resolution n° 10 – Renewal of Mrs. Irina Staatz Granzer as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the term of office of Mrs. Irina Staatz Granzer as a member of the Supervisory Board expires today and having deliberated, renews the appointment as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2023 to approve the financial statements for the fiscal year ended December 31, 2022 of:

Mrs. Irina Staatz Granzer

Mrs. Irina Staatz Granzer has indicated that she would accept the duties assigned to her and that nothing prevents her from accepting these duties.

Resolution n° 11 – Renewal of Mrs. Véronique Chabernaud as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the term of office of Mrs. Véronique Chabernaud as a member of the Supervisory Board expires today and having deliberated, renews the appointment as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2023 to approve the financial statements for the fiscal year ended December 31, 2022 of:

Mrs. Véronique Chabernaud

Mrs. Véronique Charbernaud has indicated that she would accept the duties assigned to her and that nothing prevents her from accepting these duties.

Resolution n° 12 – Renewal of Mr. Patrick Langlois as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the term of office of Mr. Patrick Langlois as a member of the Supervisory Board expires today and having deliberated, renews the appointment as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2023 to approve the financial statements for the fiscal year ended December 31, 2022 of:

Mr. Patrick Langlois

Mr. Patrick Langlois has indicated that he would accept the duties assigned to him and that nothing prevents him from accepting these duties.

Resolution n° 13 – Renewal of Bpifrance Participations as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the term of office of Bpifrance Participations as a member of the Supervisory Board expires today and having deliberated, renews the appointment as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2023 to approve the financial statements for the fiscal year ended December 31, 2022 of:

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Bpifrance Participations

Bpifrance Participations has indicated that it would accept the duties assigned to it and that nothing prevents it from accepting these duties.

Resolution n° 14 – Renewal of Mr. Jean-Yves Blay as member of the Supervisory Board

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the term of office of Mr. Jean-Yves Blay as a member of the Supervisory Board expires today and having deliberated, renews the appointment as member of the Supervisory Board for a period of two years to expire at the end of the Ordinary Shareholders’ Meeting called in 2023 to approve the financial statements for the fiscal year ended December 31, 2022 of:

Mr. Jean-Yves Blay

Mr. Jean-Yves Blay has indicated that it would accept the duties assigned to it and that nothing prevents it from accepting these duties.

Resolution n° 15 – Renewal of Mr. Olivier Martinez as observer of the Supervisory Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, noting that the mission of Mr. Olivier Martinez as observer of the Supervisory Board expires today and having deliberated, renews the appointment as observer of the Supervisory Board for a period of one year to expire at the end of the ordinary shareholders’ meeting called in 2022 to approve the financial statements for the fiscal year ended 31 December 2021 of:

Mr. Olivier Martinez

Olivier Martinez indicated that he accepts the duties assigned to him and that nothing prevents him from accepting these duties.

Resolution n° 16 – Determination of the compensation referred to in article L.225-83 of the French Commercial Code to be allocated to members of the Supervisory Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, after having deliberated and reviewed the Executive Board’s report, decides to allocate a maximum amount of EUR260,000 to the members of the Supervisory Board as a compensation under article L.225-83 of the French Commercial Code for the 2021 fiscal year.

The Shareholders’ meeting grants power to the Supervisory Board to distribute all or part of this amount among its members in accordance with the procedures it shall establish.

Resolution n° 17 – Approval of the general principles of the compensation policy of the corporate officers (mandataires sociaux) for the 2021 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-26 of the French Commercial Code, the general principles of the compensation policy of the corporate officers (mandataires sociaux) for the 2021 fiscal year, as described in section 2.1 of the corporate governance report attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 18 – Approval of the compensation policy of the Chairman of the Executive Board for the 2021 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-26 of the French Commercial Code, the compensation policy of the Chairman of the Executive Board for the 2021 fiscal year, as described in section 2.1.2.1 of the corporate governance report attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

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Resolution n° 19 – Approval of the compensation policy of the Executive Board members (except the Chairman of the Executive Board) for the 2021 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-26 of the French Commercial Code, the compensation policy of the Executive Board members (except the Chairman of the Executive Board) for the 2021 fiscal year, as described in section 2.1.2.2 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 20 – Approval of the compensation policy of the Chairman of the Supervisory Board for the 2021 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-26 of the French Commercial Code, the compensation policy of the Chairman of the Supervisory Board for the 2021 fiscal year, as described in section 2.1.3.1 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.  255-102 of the French Commercial Code.

Resolution n° 21 – Approval of the compensation policy of the Supervisory Board members (except the Chairman of the Supervisory Board) for the 2021 fiscal year

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-26 of the French Commercial Code, the compensation policy of the Supervisory Board members (except the Chairman of the Executive Board) for the 2021 fiscal year, as described in sections 2.1.3.2 and 2.1.3.3 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 22 – Approval of the various components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the corporate officers (mandataires sociaux)

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-34 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2020 to the corporate officers (mandataires sociaux), as described in section 2.2.1 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 23 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the Chairman of the Executive Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-34 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2020 to the Chairman of the Executive Board, as described in section 2.2.2.1 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

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Resolution n° 24 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the Executive Board members (except the Chairman of the Executive Board)

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-34 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2020 to the Executive board members (except the Chairman of the Executive Board), as described in sections 2.2.2.2 and 2.2.2.3 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 25 – Approval of the components of overall compensation and benefits granted for the fiscal year ended 31 December 2020 to the Chairman of the Supervisory Board

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, approves, in pursuance of article L.22-10-34 of the French Commercial Code, the fixed, variable and extraordinary components of overall compensation and benefits of all kind granted for the fiscal year ended 31 December 2020 to the Chairman of the Supervisory Board, as described in section 2.2.2.4 of the report on corporate governance attached to the report referred to in articles L.225-100 and L.255-102 of the French Commercial Code.

Resolution n° 26 – Authorization for the Company’s purchase of its own shares

The Shareholders’ meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, after having deliberated and reviewed the Executive Board’s report, authorizes the Executive Board, along with the power to sub-delegate, pursuant to the conditions set forth in Articles L. 22-10-62 et seq. of the French Commercial Code and L.225-211 et seq. of the French Commercial Code, to purchase Company’s shares through the implementation of a share repurchase program.

The Shareholders’ meeting decides that:

-	the maximum purchase price (excluding expenses) per share is set at EUR20.00 and,

-	the maximum amount of funds allocated to the implementation of this share repurchase program may not exceed EUR1,000,000.

In the event of a change in the nominal share value, a share capital increase by incorporation of reserves, an allocation of free shares to all shareholders, a split or reverse split of securities, a distribution of reserves or of any other assets, capital amortization or any other transaction affecting shareholders’ equity, the Shareholders’ meeting grants to the Executive Board, along with the power to sub-delegate, pursuant to the conditions set forth in Articles L.22-10-62 et seq. of the French Commercial Code, the powers to adjust the purchase price above in order to take into account the effect of those transactions on the value of the share.

The Shareholders’ meeting decides that the Company may purchase a number of shares such that:

- the maximum number of shares that may be acquired pursuant to this authorization may not exceed 10% of the total number of shares comprising the Company’s share capital and 5% of the total number of shares comprising the Company’s share capital for the allocations made to retain shares and to subsequently use them as payment or in an exchange in the context of a merger, split or contribution transaction; it being specified that (i) these limits apply to an amount of the Company’s share capital that will be adjusted, if necessary, to take into account those transactions that will affect the share capital subsequent to this Shareholders’ meeting, and (ii) when the shares are bought back to promote liquidity the number of shares taken into account to calculate the above mentioned 10% limit corresponds to the number of shares purchased, minus the number of shares re-sold during the authorization period; and

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- the allocations carried out by the Company must not result in the Company holding, at any moment whatsoever, directly or indirectly, more than 10% of its share capital.

This authorization is intended to allow the Company to pursue the following objectives, in compliance with applicable legislative and regulatory provisions:

(i) to retain the Company’s shares that will have been purchased and to use them in exchange or in payment within the context of potential external growth transactions, in accordance with stock market regulations;

(ii) to deliver shares upon the exercise of rights attached to securities giving access to the share capital of the Company;

(iii) to allocate shares to employees or corporate officers of the Company or its subsidiaries in accordance with the terms and conditions set forth by law, in particular with respect to the allocation of free shares, the participation in the profits resulting from the expansion of the business, stock option plans or through a company savings plan;

(iv) to ensure liquidity and to promote the secondary market for the Company’s securities;

(v) to cancel all or part of the repurchased securities, provided the thirdy-second resolution below is adopted; and

(vi) to accomplish all other authorized goals or goals that could become authorized by law or recognized or that would be recognized as a market practice by the Autorité des Marchés Financiers, in which case the Company would inform its shareholders by way of a press release.

Purchase of Company’s shares may be carried out at any time, except during period of public offering on the Company share capital.

The Shareholders’ meeting decides that these purchase, sale, exchange or transfer transactions may be carried out in any manner, either on the regulated market, on a multilateral trading facility, through a systematic internalizer or through an over-the-counter transaction, such as an allocation or block trades, or by resorting to financial instruments, in particular financial derivatives negotiated on a regulated market, on a multilateral trading facility, through a systematic internalizer or through a private transaction or by resorting to warrants, in compliance with the conditions set forth by the legislative and regulatory provisions that are applicable on the date of the considered transactions and during the periods set by the Company’s Executive Board or by the person to whom the Executive Board delegated its authority. The maximum portion of the share capital acquired or transferred in the form of blocks trades can be the total amount of the repurchase program.

Moreover, the Shareholders’ meeting grants full powers to the Executive Board, along with the power to sub-delegate pursuant to the conditions set forth in Article L.22-10-62 of the French Commercial Code, to decide and implement this authorization, to specify, if necessary, its terms and, in particular, to place any on or off-market orders, to allocate or reallocate purchased shares to the various set objectives, in accordance with applicable laws and regulations, to enter into any agreements, particularly for the purpose of maintaining share purchase and sale registries, to complete any formalities or statements with any agencies, particularly the Autorité des Marchés Financiers and, generally speaking, to take any necessary action in order to complete the transactions carried out pursuant to this authorization.

The Shareholders’ meeting also grants full powers to the Executive Board, if the law or the Autorité des Marchés Financiers were to extend or supplement to the authorized objectives for share repurchase programs, to inform the public of any changes to the repurchase program concerning the modified objectives, in accordance with applicable laws and regulations.

This authorization is granted for a period of eighteen (18) months from the date of this Shareholders’ meeting. It voids, from this day, as the case may be, any unused part of any prior authorization having the same purpose, i.e., any authorization relating to the repurchase of its own shares by the Company. This authorization therefore voids the authorization granted by the Shareholders’ meeting dated 19 May 2020 pursuant to its eighteenth resolution.

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II. Resolutions to be submitted to the extraordinary shareholder’s meeting:

Resolution n° 27 – Authorization granted to the Executive Board to allocate share subscription and/or share purchase options for the benefit of employees of the subsidiary of the Company, Innate Pharma Inc.

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Articles L. 225-177 et seq. and L. 22-10-56 et seq. of the French Commercial Code:

1. Authorizes the Executive Board to allocate, through one or more grants, and subject to the abstention periods provided for by law, options giving the right to subscribe for new shares of the Company to be issued as part of a capital increase or to purchase existing shares of the Company resulting from repurchases made in accordance with the conditions provided for by law, to the benefit of employees of the Company’s subsidiary Innate Pharma Inc., and therefore approves the implementation by the Executive Board of one or more share subscription and/or share purchase option plans with the characteristics described below;

2. Decides that the options that may be allocated under this authorization may not give the right, through exercise, to subscribe or purchase a total number of shares exceeding 30,000 shares, corresponding to a capital increase of a maximum nominal amount of EUR1,500; it being specified that this cap: (i) does not take into account any adjustments that may be made in accordance with applicable legal and regulatory provisions and, where applicable, contractual provisions providing for other cases of adjustment to preserve the rights of holders of securities or other rights giving access to the share capital; and (ii) will be adjusted to take into account any operation of division of the nominal value of the shares and increase in the number of shares that may take place prior to the allocation of the options;

3. Decides that the period during which the options must be exercised may not exceed 10 years from the date of their allocation;

4. Decides that the exercise price of the options allocated pursuant to this delegation shall be set on the day the options are allocated by the Executive Board so that the exercise price of the options may not be less than (i) in the case of share subscription and/or share purchase options, 80% of the average share price on the twenty stock market trading days preceding the day on which the options are allocated; (ii) and, but only in the case of share purchase options, 80% of the average purchase price of the shares held by the Company under Article L. 22-10-62 of the French Commercial Code;

5. Decides that the exercise price may only be modified during the term of the options to implement the measures necessary to protect the interests of the beneficiaries of the options pursuant to Article L. 225-181 of the French Commercial Code;

6. Acknowledges that the decision of the Shareholders' Meeting entails the waiver by the shareholders, in favor of the beneficiaries of the options, of their preferential subscription rights relating to the shares that will be issued as and when the share subscription options are exercised;

7. Decides to grant full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, in particular to:

-	determine the number of beneficiaries and the number of options granted to each of them;

-	establish the conditions for the allocation of options;

-	set, within the aforementioned limits, the exercise price of the options and the period during which the options may be exercised and decide on the conditions under which they will be adjusted, in the cases provided for by law;

-	set the exercise conditions and, if applicable, the performance conditions to which the exercise of options allocated to certain executives of the Company's subsidiary Innate Pharma Inc. will be subject;

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-	impose, if applicable, a period during which the options may not be exercised and/or a period during which the shares acquired may not be sold;

-	temporarily suspend the exercise of options in certain cases;

-	take into account, in determining the characteristics of each plan, the legal constraints, in particular tax constraints, applicable depending on the jurisdiction in which the beneficiaries are located, in particular, with respect to the United States, Article 422 of the Federal Tax Code;

-	at its sole initiative, charge the costs of the capital increase against the amount of the premiums relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase; and

-	record the capital increase(s) resulting from the exercise of the options, carry out all acts and formalities in order to finalize the capital increase(s) carried out under this authorization, amend the Articles of Association accordingly and, more generally, take all necessary decisions within the scope of this authorization, grant all delegations of authority and do all that is necessary.

8. Acknowledges that, in the event that the Executive Board uses the delegation of authority granted to it in this resolution, the Executive Board shall inform the shareholders' meeting each year, in accordance with law, of the operations carried out under this resolution.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization may be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

It voids, from this day, the authorizations granted by the Shareholder’s meeting dated 19 May 2020 pursuant to its nineteenth resolution.

Resolution n° 28 – Authorization granted to the Executive Board to allocate existing or new free shares for the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries as part of their variable annual compensation

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Articles L.225-197-1 et seq. and L.22-10-59 et seq. of the French Commercial Code, authorizes the Executive Board to proceed with, for the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its consolidated subsidiaries eligible under the above mentioned texts, a free allocation of 200,000 common shares, existing or to be issued, with a nominal value of EUR0.05 each (the “Free Shares”).

This authorization must be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

(1)	Capital increase

The allotment of the totality of the Free Shares, in the case of new shares, will result in a capital increase of EUR10,000 capital increase authorized by this Shareholders’ meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase that will result from the creation of the Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the “premium account”. The Shareholders’ meeting acknowledges that this decision implies shareholders’ renunciation of their right, for the benefit of holders of Free Shares, to the said reserves.

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(2)	Vesting and retention periods

The Executive Board shall determine, for each allocation, (i) either a vesting period of one year after which the allocation of existing or new shares will become definitive, followed by a mandatory retention period of one year which runs from the definitive allocation of the Free Shares (ii) or a vesting period of two years. The definitive allocation of the Free Shares at the end of the vesting period must be subject to (i) the performance criteria that have been fixed by the Executive Board and to (ii) the condition of the beneficiary’s presence in the Company or its consolidated subsidiaries as an employee and/or an executive officer and/or a member of a governance or administration body (board of director or supervisory board or, as the case may be, their equivalent under foreign law), which will be observed on the same date as the performance criteria.

However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in Article L. 341-4 of the French Social Security Code (or its equivalent in the applicable foreign law), the Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable.

(3)	Delegation of powers to the Executive Board

The Shareholders' meeting grants full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of Free Shares, including:

-	to determine the eligibility of employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company as referred to in the first paragraph, eligible for such allocation;

-	to determine the performance conditions allowing the definitive allocation of the Free Shares, considering that the Free Shares being linked to the variable annual compensation of the beneficiaries, these performance conditions will be the same for the variable annual compensation and will be measured during the same period (and then, as the case may be, during a period different from the acquisition period);

-	to determine the identity of the beneficiaries and the number of Free Shares granted to each of them;

-	to establish the rules for the allocation plan of the Free Shares;

-	to set, in accordance with the conditions and limits set forth by applicable legal provisions, the dates on which the Free Shares will be allocated;

-	as required, to take all measures in order to preserve the rights of the holders of Free Shares pursuant to any legal or regulatory provision;

-	to acknowledge the completion of the capital increase resulting from such allocation after the vesting period;

-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Free Shares to be issued; and

-	take any action required by the implementation of this authorization, in accordance with the legislation currently in force.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization voids, from this day, the authorizations granted by the Shareholders’ meeting held on 19 May 2020 pursuant to its twentieth resolution.

Resolution n° 29 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its subsidiaries

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The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Articles L.225-197-1 et seq. and L.22-10-59 et seq. of the French Commercial Code, authorizes the Executive Board to proceed with, for the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers of the Company or its consolidated subsidiaries eligible under the above mentioned texts, a free allocation of 700,000 common shares, existing or to be issued, with a nominal value of EUR0.05 each (the “Performance Free Shares”).

This authorization must be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

(1)	Capital increase

The allotment of the totality of the Performance Free Shares, in the case of new shares, will result in a capital increase of EUR35,000, capital increase authorized by this Shareholders’ meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase that will result from the creation of the Performance Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the “premium account”. The Shareholders’ meeting acknowledges that this decision implies shareholders’ renunciation of their right, for the benefit of holders of the Performance Free Shares, to the said reserves.

(2)	Vesting period

The Executive Board shall determine, for each allocation, a minimum vesting period of three years after which the allocation of existing or new shares will become definitive. The definitive allocation of the Performance Free Shares at the end of the vesting period of at least three years must be subject to (i) the performance criteria that have been fixed by the Executive Board and to (ii) the condition of the beneficiary’s presence in the Company or its consolidated subsidiaries as an employee and/or an executive officer and/or a member of a governance or administration body (board of director or supervisory board or, as the case may be, their equivalent under foreign law).

However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in Article L. 341-4 of the French Social Security Code (or its equivalent in the applicable foreign law), the Performance Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable.

(3)	Delegation of powers to the Executive Board

The Shareholders' meeting grants full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of the Performance Free Shares, including:

-	to determine the eligibility of executive officer, employed member of the Executive Committee, employed senior executives and/or corporate officer of the Company as referred to in the first paragraph, eligible for such allocation;

-	to determine the performance criteria granting the definitive allocation of the Performance Free Shares;

-	to determine the identity of the beneficiaries and the number of the Performance Free Shares granted to each of them;

-	to establish the rules for the allocation plan of the Performance Free Shares including the performance criteria requested for the definitive allocation of the Performance Free Shares;

-	to set, in accordance with the conditions and limits set forth by applicable legal provisions, the dates on which the Performance Free Shares will be allocated;

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-	as required, to take all measures in order to preserve the rights of the holders of the Performance Free Shares pursuant to any legal or regulatory provision;

-	to acknowledge the completion of the capital increase resulting from such allocation after the vesting period;

-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Performance Free Shares to be issued; and

-	take any action required by the implementation of this authorization, in accordance with the legislation currently in force.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization voids, from this day, the authorizations granted by the Shareholders’ meeting held on 19 May 2020 pursuant to its twenty-first resolution.

Resolution n° 30 – Authorization granted to the Executive Board to allocate existing or new free shares on the basis of the performance criteria for the benefit of employees of the Company or its subsidiaries

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, pursuant to the provisions of Articles L.225-197-1 et seq. and L.22-10-59 et seq. of the French Commercial Code, authorizes the Executive Board to proceed with, for the benefit of employees of the Company or its consolidated subsidiaries eligible under the above mentioned texts, a free allocation of 1,400,000 common shares, existing or to be issued, with a nominal value of EUR0.05 each (the “Performance Free Shares”).

This authorization shall be used within thirty-eight (38) months from the date of this Shareholders’ meeting.

(1)	Capital increase

The allotment of the totality of the Performance Free Shares, in the case of new shares, will result in a capital increase of EUR70,000, capital increase authorized by this Shareholders’ meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase that will result from the creation of the Performance Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the “premium account”. The Shareholders’ meeting acknowledges that this decision implies shareholders’ renunciation of their right, for the benefit of holders of the Performance Free Shares, to the said reserves.

(2)	Vesting period

The Executive Board shall determine, for each allocation, a minimum vesting period of three years after which the allocation of existing or new shares will become definitive. The definitive allocation of the Performance Free Shares at the end of the vesting period of at least three years must be subject to (i) the performance criteria that have been fixed by the Executive Board and to (ii) the condition of the beneficiary’s presence in the Company or its consolidated subsidiaries as an employee and/or an executive officer and/or a member of a governance or administration body (board of director or supervisory board or, as the case may be, their equivalent under foreign law).

However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in Article L.341-4 of the French Social Security Code (or its equivalent in the applicable foreign law), the Performance Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable.

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(3)	Delegation of powers to the Executive Board

The Shareholders' meeting grants full powers to the Executive Board, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of the Performance Free Shares, including:

-	to determine the eligibility of the employees of the Company or its subsidiaries as referred to in the first paragraph, eligible for such allocation;

-	to determine the performance criteria granting the definitive allocation of the Performance Free Shares;

-	to determine the identity of the beneficiaries and the number of Free Shares granted to each of them;

-	to establish the rules for the allocation plan of the Performance Free Shares including the performance criteria requested for the definitive allocation of the Performance Free Share;

-	to set, in accordance with the conditions and limits set forth by applicable legal provisions, the dates on which the Performance Free Shares will be allocated;

-	as required, to take all measures in order to preserve the rights of the holders of the Performance Free Shares pursuant to any legal or regulatory provision;

-	to acknowledge the completion of the capital increase resulting from such allocation after the vesting period;

-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Performance Free Shares to be issued; and

-	take any action required by the implementation of this authorization, in accordance with the legislation currently in force.

Prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board.

This authorization voids, from this day, the authorizations granted by the Shareholders’ meeting held on 19 May 2020 pursuant to its twenty-second resolution.

Resolution n° 31 – Delegation of authority to the Executive Board for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, after having deliberated and reviewed the report of the Executive Board and the special report of the Statutory Auditors, within the framework of the provisions of articles L.3332-18 et seq. of the French Labor Code and of Article L.225-138-1 of the French Commercial Code and in accordance with the provisions of Article L.225-129-6 of that same Code:

1. Delegates all powers to the Executive Board for the purpose of increasing the Company’s share capital, either once in full or in several installments, in the proportions and at the times it shall determine, by a maximum nominal amount of EUR10,000 (or, on the basis of the current nominal value of the Company’s shares, equal to EUR0.05, a maximum amount of 200,000 shares), through the issuance of shares or other securities giving access to the share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company under the conditions set forth in Article L.225-180 of the French Commercial Code and Article L.3344-1 of the French Labor Code;

2. Decides that the subscription price of the new shares will be equal to 80% of the average of the first listed prices of the Company’s share on the Euronext Paris stock exchange during the twenty stock market trading days preceding the date of the decision setting the opening date for subscription when the duration of the lock-up period stipulated by the savings plan pursuant to Article L.3332-25 et seq. of the French Labor Code is less than 10 years, and to 70% of this average when said lock-up period is greater than or equal to 10 years. Nevertheless, the Shareholders’ meeting expressly authorizes the Executive Board, if it thinks it appropriate, to reduce or suppress the above-mentioned discounts, within legal and regulatory limits, in order to take into account, among others, the applicable legal, accounting, tax and social security considerations in the countries where the members of a company savings plan benefiting from the capital increase reside;

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3. The Executive Board will also have the power to substitute all or part of the discount with an allocation of free shares or other securities giving access to the Company’s share capital, either existing or to be issued, it being specified that the total benefit resulting from the allocation and, as applicable, the discount mentioned above, may not exceed the total benefit that members of the savings plan would have received if that shortfall had been 20% or 30% when the lock-up period stipulated by the plan pursuant to articles L.3332-25 et seq. of the French Labor Code is greater than or equal to 10 years;

4. Decides, pursuant to Article L.3332-21 of the French Labor Code, that the Executive Board may also provide for the allocation, free of charge, of new or existing shares or other new or existing securities giving access to the Company’s share capital, as an employer matching contribution, provided that their equivalent monetary value, valued at the subscription price, will not have the effect of exceeding the limits provided for in articles L.3332-10 et seq. of the French Labor Code;

5. Decides to suppress, in favor of members of a company savings plan, the shareholders’ preferential subscription rights to the new shares to be issued or to other securities giving access to the share capital, and to the securities to which such securities issued pursuant to this resolution gives access to;

6. Decides that the characteristics of the other securities giving access to the share capital will be decided by the Executive Board, under the conditions set forth by applicable regulations;

7. Decides that the Executive Board shall have all powers, with the power to delegate or sub-delegate pursuant to applicable legal and regulatory provisions, to implement this resolution and, in particular, with respect to determining the terms and conditions of the transactions and deciding on the dates and terms of the issuances to be carried out pursuant to this delegation, setting the opening and closing dates of the subscription periods, the dividend entitlement dates (dates de jouissance) of the issued securities, determining the terms and conditions for paying up the shares and other securities giving access to the Company’s share capital, determining the timeframe for such paying up of shares and, as applicable, of the securities giving access to the Company’s share capital, requesting the created securities’ admission to trading on the stock market wherever appropriate, announcing the completion of the share capital increases in the amount of the shares that will actually be subscribed, completing, directly or through an agent, any transactions and formalities in connection with share capital increases and, at its sole discretion and if it sees fit, deducting the costs of the share capital increases from the amount of premiums associated with those increases and withholding from that amount the sums necessary to increase the legal reserve to one-tenth of the new share capital after each share capital increase;

8. Decides that prior to using this delegation of authority, the Executive Board must submit the principle of its use to the Supervisory Board; and

9. Acknowledges that this delegation voids, from this day, as the case may be, any unused part of any prior delegation of authority having the same purpose, i.e., any delegation relating to the issuance shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 19 May 2020 pursuant to its thirty-second resolution.

The delegation thus granted to the Executive Board is valid for a term of twenty-six (26) months as from the date of this Shareholders’ meeting.

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Resolution n° 32 – Delegation of power granted to the Executive Board for the purpose of cancelling all or part of the treasury shares of the Company, acquired pursuant to the authorization to repurchase shares

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, having reviewed the report of the Executive Board and the special report of the Statutory Auditors, subject to the adoption of the authorization allowing the Company to repurchase its own shares as detailed in the twenty-sixth resolution above, authorizes the Executive Board, pursuant to the provisions of Articles L.22-10-62 et seq. of the French Commercial Code, to cancel, in the proportions and at the times it shall determine, once in full or in several installments, all or part of the Company’s shares that the Company holds pursuant to the authorization granted to the Executive Board to repurchase the Company’s shares, and to reduce the share capital by the overall nominal amount of the shares thus cancelled, within the limit of 10% of the share capital over a period of twenty-four (24) months; it being reminded that this 10% limit applies to the Company’s share capital, which may, if applicable, be adjusted according to transactions affecting the share capital that may occur subsequent to this Shareholders’ meeting.

The Shareholders' meeting grants full power to the Executive Board, with the power to sub-delegate under the conditions set forth by law, for the purpose of proceeding with said capital reduction, acknowledging its successful completion, adding the difference between the cancelled share repurchase price and their par value to all items relating to reserves or premiums, carrying out the corresponding amendments to the by-laws, as well as making any declarations to the Autorité des Marchés Financiers, complete any other formalities and, generally speaking, take any necessary action.

This authorization is granted for a term of eighteen (18) months as from the date of this Shareholders’ meeting. It voids, as from this day, as the case may be, any unused part of any prior delegation of authority granted to the Executive Board, having the same purpose, i.e., any delegation relating to the reducing of the share capital by cancellation of treasury shares. This delegation therefore voids the delegation granted by the Shareholders’ meeting held on 19 May 2020 pursuant to its thirty-third resolution.

Resolution n° 33 – Amendment of the Articles of Association

The Shareholders’ meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ meetings, having reviewed the report of the Executive Board and the draft of the new Articles of Association, decides to modify the Articles of Association of the Company as follows:

1-	Amendment of the third paragraph of Article 19.I of the by-laws “Deliberations of the Supervisory Board”

“Members of the Supervisory Board may participate and vote at Council meetings by video-conference or other means of telecommunication in accordance with the statutory and regulatory provisions applicable thereto. However, voting by video-conference is not allowed for decisions concerning the verification and supervisions of annual financial statements. Voting by video-conference is allowed for decisions concerning the verification and supervisions of half-yearly or quarterly financial statements.

In accordance with Article L.225-82 of the French Commercial Code, the decisions falling within the scope of the Council’s own powers provided by the second paragraph of Article L.225-65, the second paragraph of Article L.225-68, Article L. 225-78 and the III of Article L.225-103 of the French Commercial Code as well as the decisions relating to the transfer the registered office in the same department may be adopted by written consultation of the Council’s members”.

The remainder of Article 19.I “Deliberations of the Supervisory Board” remains unchanged.

2-	Amendment of Article 20 of the Articles of Association “Powers of the Supervisory Board”

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Addition at the end of Article 20 of the following paragraph:

“Upon delegation of the Shareholder’s Extraordinary Meeting, the Supervisory Board makes the necessary changes to the Articles of Association to bring them into compliance with the legal and regulatory provisions, subject to the approval of such changes by the next Shareholders’ Extraordinary Meeting”.

The remainder of Article 20 “Powers of the Supervisory Board” remains unchanged.

Resolution n° 34 – Powers for formalities

The Shareholders’ meeting grants full powers to the holder of an original, a copy, or an excerpt of the minutes of these resolutions for the purpose of completing any legal formalities.

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All shareholders, regardless of the number of shares they own, have the right to participate in the General Meeting under the conditions set out below.

In accordance with Article 4 of the Covid-19 Ordinance and taking into account the administrative measures limiting or prohibiting travel or collective gatherings for health reasons, the General Meeting will be held by videoconference without the shareholders and other persons entitled to attend being physically present. Shareholders are therefore invited to vote at the general meeting either by mail or by proxy.

In accordance with Article R. 22-10-28 of the French Commercial Code, the right to participate in the General Meeting is evidenced by the registration of the shares in the name of the shareholder or in the name of the intermediary registered on his behalf, on the second business day preceding the meeting at midnight, Paris time:

-	for shareholders holding registered shares, registration of their shares in the Company’s registers held for the Company by its agent, Société Générale (Service des Assemblées - CS 30812 - 44308 Nantes Cedex 3);

-	for shareholder holding bearer shares, a certificate of shareholding provided by the authorised intermediary which holds the bearer shares account and appended to the voting form or proxy or admission request form.

The registration of shares in the bearer share accounts held by the authorized banking or financial intermediary is evidenced by a certificate of participation issued by the latter, attached to the distance voting or proxy form drawn up in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

Request for registration of items or draft resolutions and written questions

Application for registration of points or draft resolutions to the agenda by shareholders representing at least 5% of the Company's share capital must be received electronically to the following address: investors@innate-pharma.fr, no later than the twenty-fifth day prior to the date of the meeting, and may not be sent more than twenty days after the date of this notice. The applicants shall (i) provide evidence of their ownership at the application date, by the registration of the corresponding securities either in the registered share accounts held for the Company by Société Générale, or in the bearer securities accounts held by an authorized intermediary account holder, and (ii) send with their request a certificate of registration in the account. The request for an additional item on the agenda must be motivated. The application is accompanied by the text of the draft resolutions, which can be accompanied by a brief statement of reasons. Where the draft resolution concerns the presentation of a candidate for the post of supervisory board member, it is accompanied by the information referred to in 5 of Article R. 225-83 of the Commercial Code.

Consideration by the shareholders' meeting of the items or draft resolutions submitted by shareholders under the above conditions is subject to the submission by the authors of the request of a new certificate proving that the shares have been recorded in the same accounts by midnight, Paris time, on the second business day preceding the meeting.

As from the date of this publication, any shareholder will be entitled to address written questions to the Chairman of the Executive Board of the Company. These questions must be sent to the attention of the Chairman of the Executive Board by electronic mail to the following address: investors@innate-pharma.fr, no later than the second business day prior to the date of the shareholders' meeting. They must be sent together with a certificate of account registration.

To vote by mail or to issue a proxy:

Registered shareholders receive directly the single voting or proxy form, attached to the notice of meeting, which they must complete, sign and return, using the T envelope attached to the notice of meeting.

Bearer shareholders must request a single voting or proxy form from their account holder, which will forward it together with a certificate of participation to Société Générale. In order to be honoured, any request for a single voting or proxy form must be received no later than six calendar days before the date of the meeting, i.e. 21 May 2021 in accordance with the provisions of Article R.225-75 of the French Commercial Code.

The representative submits his instructions, to apply to the representation mandate he received, by sending the scanned proxy form at Société Générale, by e-mail at the following e-mail address: assemblees.generales@sgss.socgen.com. The proxy form must indicate the following information: last name, first name and representative address, the mention “As representative”, and must be dated and signed. Voting indications must be filled in the “I vote by post” section of the proxy form. A copy of the identity card and, when necessary, a power of attorney given from the legal entity he represents, must be included. To be processed, the e-mail must be received by Société Générale, four days before the meeting date at the latest. In addition, for his own voting rights, the representative sends his instruction following the usual procedure.

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In order to be taken into account, the completed and signed voting forms must be received by the Service des Assemblées of Société Générale:

-	if they contain voting instructions or a proxy to the President of the meeting: no later than the third calendar day before the date of the meeting i.e. 25 May 2021 at the latest; or

-	if they contain a proxy appointment or dismissal with indication of the representative: no later than the fourth days before the date of the meeting i.e. 24 May 2021 at the latest.

The representative must address its instructions for exercising its mandates in accordance with the above.

In accordance with Article 6 of the Covid-19 Decree, by derogation to the first sentence of Article R.225-80 of the French Commercial Code, proxies with indication of the representative must be received by the Company no later than the fourth day before the date of the meeting i.e. 24 May 2021 at the latest.

In the event of the return of a proxy and postal voting form by an intermediary, the Company may request the intermediary to ascertain the identity of the voters.

In accordance with Article 7 of the Decree No 2020-418 dated April 10, 2020, by derogation to III of Article R.22-10-28 of the French Commercial Code, any shareholder who has already cast a postal vote or sent a proxy in the conditions above mentioned, can choose another way of participation to the meeting subject that the instruction to that effect is received by the Company within the above mentioned time limits. By derogation to the second sentence of Article R.225-80 of the French Commercial Code, the instructions previously received will be revoked. To send a new instruction:

-	The shareholder holding registered shares submits its new voting instruction to Société Générale using the proxy form duly completed and signed, by e-mail to the following address: ag2021.fr@socgen.com (any other instruction sent to this email address will not be processed). The form must include: the shareholder identifier, name, surname and address, the indication: “New instruction – cancels and replaces”, the date and signature. A copy of his identity card and, when necessary, a power of attorney from the legal entity he represents must be included. To be processed, the e-mail must be received by Société Générale within the deadlines mentioned above.

-	The shareholder holding bearer shares must revert to his usual financial intermediary, who will be responsible for transmitting the new instruction to Société Générale, with a certificate of holding proving that he is a shareholder. Voting forms will only be processed if they reach Société Générale within the deadlines mentioned above.

Pursuant to Article R. 22-10-28 of the French Commercial Code, any shareholder may sell all or part of his or her shares after having cast a postal vote or sent a proxy and before the general meeting:

- if the sale occurs before midnight, Paris time, on the second business day prior to the meeting, the Company shall invalidate or modify, as the case may be, the vote cast by remote voting or the proxy, as the case may be. To this end, the authorised intermediary holding the account shall notify the Company or Société Générale of the transfer and provide it with the necessary information;

- if the transfer occurs after midnight, Paris time, on the second business day preceding the meeting, it need not be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

The procedures for participating and voting by videoconference or by electronic means of telecommunication were not adopted for this shareholders' meeting. No site referred to in article R. 225-61 of the French Commercial Code will be developed for this purpose.

Written questions:

As from the date of this insertion, any shareholder will be entitled to address written questions to the Chairman of the Executive Board of the Company. These questions must be sent to the attention of the Chairman of the Executive Board by electronic mail to the following address: investors@innate-pharma.fr, no later than the second business day prior to the date of the shareholders' meeting. They must be accompanied by a certificate of account registration.

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Shareholders' communication rights

Shareholders may obtain the documents provided for in Articles R. 225-81 and R. 225-83 of the French Commercial Code by electronic means from the following address: investors@innate-pharma.fr or from Société Générale, in accordance with the deadlines and conditions of Article R. 225-88 of the French Commercial Code and Article 3 of the Covid-19 Ordinance. In that case, the shareholder must mention his or her e-mail address in his or her request.

For an uninterrupted period beginning no later than the twenty-first day prior to the meeting, the Company will publish on its website (www.innate-pharma.com) the information and documents referred to in Article R. 22-10-23 of the French Commercial Code.

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